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                              December 16, 2021

       Giovanni Caforio, M.D.
       Chairman and Chief Executive Officer Officer
       Bristol-Myers Squibb Company
       430E. 29th Street, 14FL
       New, York, New York 10016

                                                        Re: Bristol-Myers
Squibb Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 10,
2021
                                                            File No. 001-01136

       Dear Dr. Caforio:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures , page 53

   1. In your determination of net earnings attributable to BMS on a non-GAAP basis, you
                                                        exclude    R&D charges
or other income resulting from upfront or contingent milestone payments in connection
with the acquisition or licensing of third-party intellectual
                                                        property rights.    In
this regard, your statement that    similar charges or gains were
                                                        recognized in prior
periods and will likely occur in future periods    appears to indicate that
                                                        these R&D charges are
inherently recurring in nature. Please explain the factors that you considered in
concluding that exclusion of these charges complied with Question 100.01 of the Non-GAAP
Financial Measures Compliance and Disclosure Interpretations. Revise
                                                        your non-GAAP
presentation accordingly. In addition, describe how you distinguish between acquired IPR&D
with an alternative future use and acquired IPR&D with no
                                                        alternative future use.
 Giovanni Caforio, M.D.
Bristol-Myers Squibb Company
December 16, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Li Xiao at 202-551-4391 with any questions.



FirstName LastNameGiovanni Caforio, M.D.                  Sincerely,
Comapany NameBristol-Myers Squibb Company
                                                          Division of
Corporation Finance
December 16, 2021 Page 2                                  Office of Life
Sciences
FirstName LastName